SSgA Funds
State Street Financial Center One Lincoln Street Boston, Massachusetts 02111-2900 Tel: 800-997-7327

Refer To: Lance C. Dial

Direct Line: 617-664-2426

E-Mail: Lance_Dial@SSGA.COM

December 11, 2012	VIA EDGAR

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:             SSgA Funds (the “Registrant”)

                   File No. 33-19229

                                   811-5430

Dear Ms. Browning:

Per our telephone discussion on December 10, 2012, the filing steps the Registrant intends to take with respect to the SSgA Tuckerman Active REIT Fund, a series of the Registrant (the “REIT Fund”), are outlined below. By way of background, the Registrant’s Board of Trustees (the “Board”) has approved a new subadviser for the REIT Fund. This new subadviser will take over management of the fund on January 1, 2013 under an interim subadvisory agreement approved by the Board under Rule 15a-4 of the Investment Company Act of 1940 and will assume management of the REIT Fund under a full contract pending shareholder approval of such contract. On December 6, 2012, the Registrant filed with the Commission a preliminary proxy statement requesting shareholder approval of the new contract in connection with the REIT Fund.

Given that the effective date that the proposed subadviser change occurs after the anniversary of the Registrant’s prior annual update to the prospectus, we propose to proceed as follows:

•

On or about December 14, 2012, file the Registrant’s annual update under Rule 485(b) for the purposes of including updated financials in the registration statement. This filing would continue to reflect The Tuckerman Group LLC as the manager to the REIT Fund, but will note that the new subadviser will take over management effective January 1, 2013; and

•	On or about December 17, 2012, file an amendment to the registration statement under Rule 485(a) including the new subadviser and all required information.

The shareholder meeting is scheduled for February 1, 2013. We will make appropriate filings regarding the shareholder action as soon as possible after the shareholder vote.

As we discussed, since the current subadviser will continue to manage the fund on December 14, 2012, we believe that the registration statement may be filed under 485(b) for the purposes of updating financial statements, while still reflecting the current subadviser. As discussed, this correspondence filed via EDGAR reflects our intention to file an amendment under Rule 485(a) addressing the full change in subadviser.

Please feel free to contact the undersigned at (617) 664-2426, or Joshua A. Weinberg at (617) 664-7037 if you have any questions.

Very truly yours,

/s/ Lance C. Dial

Lance C. Dial

Vice President and Counsel—SSgA Funds Management, Inc.